UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Univar Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

91336L107

(CUSIP Number)

Justin Dzau

Associate Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

With Copies to:

Paul J. Shim, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

Facsimile: (212) 225-3999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91336L107

1.	Names of Reporting Persons. Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,171,599(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,171,599(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,171,599(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%(2)
14.	Type of Reporting Person HC

(1)	Inclusive of 5,996 unvested shares of Common Stock that vest in full on May 4, 2017, subject to the continued board service of the Reporting Person’s board nominee, Juliet Teo, through such date.
(2)	Percentage calculation based on 139,859,911 shares of Common Stock reported as outstanding as of January 27, 2017 in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2017.

CUSIP No. 91336L107

1.	Names of Reporting Persons. Tembusu Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,171,599(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,171,599(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,171,599(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%(2)
14.	Type of Reporting Person HC

(1)	Inclusive of 5,996 unvested shares of Common Stock that vest in full on May 4, 2017, subject to the continued board service of the Reporting Person’s board nominee, Juliet Teo, through such date.
(2)	Percentage calculation based on 139,859,911 shares of Common Stock reported as outstanding as of January 27, 2017 in the Issuer’s final prospectus supplement filed with the SEC on February 2, 2017.

CUSIP No. 91336L107

1.	Names of Reporting Persons. Thomson Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,171,599(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,171,599(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,171,599(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%(2)
14.	Type of Reporting Person HC

(1)	Inclusive of 5,996 unvested shares of Common Stock that vest in full on May 4, 2017, subject to the continued board service of the Reporting Person’s board nominee, Juliet Teo, through such date.
(2)	Percentage calculation based on 139,859,911 shares of Common Stock reported as outstanding as of January 27, 2017 in the Issuer’s final prospectus supplement filed with the SEC on February 2, 2017.

CUSIP No. 91336L107

1.	Names of Reporting Persons. Dahlia Investments Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,171,599(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,171,599(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,171,599(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%(2)
14.	Type of Reporting Person CO

(1)	Inclusive of 5,996 unvested shares of Common Stock that vest in full on May 4, 2017, subject to the continued board service of the Reporting Person’s board nominee, Juliet Teo, through such date.
(2)	Percentage calculation based on 139,859,911 shares of Common Stock reported as outstanding as of January 27, 2017 in the Issuer’s final prospectus supplement filed with the SEC on February 2, 2017.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D previously filed by the Reporting Persons (as defined in Item 2 of the Original Schedule 13D) with the SEC on July 6, 2015, as amended and supplemented by Amendment No. 1 filed on December 19, 2016 (as so amended and supplemented, the “Original Schedule 13D” and, as amended and supplemented by this Amendment No. 2, this “Schedule 13D”).  This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Univar Inc., a Delaware corporation (the “Issuer”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

This Amendment No. 2 amends and restates the eighth, ninth and tenth paragraphs of Item 4 of the Original Schedule 13D in their entirety as follows:

On January 31, 2017, the Issuer, Dahlia and CD&R entered into an underwriting agreement (the “February 2017 Underwriting Agreement”) with Goldman, Sachs & Co. (the “February 2017 Underwriter”), pursuant to which, among other things, Dahlia agreed to sell, and the February 2017 Underwriter agreed to purchase, 4,000,000 shares of Common Stock at a price of $28.70 per share (the “February 2017 Offering”). The February 2017 Offering was made pursuant to the Issuer’s Shelf Registration Statement on Form S-3. The February 2017 Offering closed on February 3, 2017.

In connection with the February 2017 Offering, Dahlia agreed, pursuant to a lock-up agreement (the “February 2017 Lock-Up Agreement”), not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 45 days after the date of the prospectus supplement related to the February 2017 Offering without first obtaining the written consent of the February 2017 Underwriter. Specifically, Dahlia agreed, with certain limited exceptions, not to directly or indirectly: (1) offer, pledge, sell or contract to sell any Common Stock; (2) sell any option or contract to purchase any Common Stock; (3) purchase any option or contract to sell any Common Stock; (4) grant any option, right or warrant for the sale of any Common Stock; (5) lend or otherwise dispose of or transfer any Common Stock; (6) request or demand that the Issuer file a registration statement related to the Common Stock; or (7) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

As a consequence of certain provisions of the Stockholders Agreement pertaining to the holding, voting and disposing of Common Stock, CD&R and the Reporting Persons may be deemed a “group” as such term is used in Regulation 13D under the Exchange Act. The aggregate number of shares of Common Stock beneficially owned collectively by CD&R and the Reporting Persons following the transactions described herein is 35,726,642, or 25.5% of the outstanding Common Stock of the Issuer. The stock ownership reported for the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by other parties to the Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.

As of the date of this filing, Dahlia has designated Juliet Teo pursuant to the Dahlia Director Appointment Right to serve as the Dahlia’s nominee on the Issuer’s board of directors. In her capacity as director of the Issuer, Ms. Teo or any successor Dahlia designee may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

The summaries of the Stock Purchase Agreement, the Stockholders Agreement, the December 2016 Underwriting Agreement, the December 2016 Lock-Up Agreement, the February 2017 Underwriting Agreement and the February 2017 Lock-Up Agreement described in this Item 4 are generalized, do not purport to be complete and, as such, are qualified in their entirety by the Stock Purchase Agreement, First Amendment to the Stock Purchase Agreement, the Stockholders Agreement, the December 2016 Underwriting Agreement, the December 2016 Lock-Up Agreement, the February 2017 Underwriting Agreement and the February 2017 Lock-Up Agreement set forth in Exhibits 4A, 4B, 4C, 4D, 4E, 4F and 4G and incorporated in this Item 4 by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

This Amendment No. 2 amends and restates clauses (a) and (b) of Item 5 of the Original Schedule 13D in their entirety as follows:

Temasek, through its ownership of Tembusu, may be deemed to share voting and dispositive power over shares of Common Stock beneficially owned or deemed to be beneficially owned by Tembusu, Thomson and Dahlia.

Tembusu, through its ownership of Thomson, may be deemed to share voting and dispositive power over the 14,171,599 shares of Common Stock beneficially owned or deemed to be beneficially owned by Thomson and Dahlia.

Thomson, through its ownership of Dahlia, may be deemed to share voting and dispositive power over 14,171,599 shares of Common Stock beneficially owned or deemed to be beneficially owned by Dahlia.

Dahlia is the direct beneficial owner of 14,171,599 shares of Common Stock, which includes 5,996 unvested shares of Common Stock that vest in full on May 4, 2017, subject to the continued board service of the Reporting Person’s board nominee, Juliet Teo, through such date.

The percentages of beneficial ownership of the Reporting Persons are based on 139,859,911 shares of Common Stock reported as outstanding as of January 27, 2017 in the Issuer’s final prospectus supplement filed with the SEC on February 2, 2017.

As noted in Item 4 above, CD&R and the Reporting Persons may be deemed a “group” as such term is used in Regulation 13D under the Exchange Act. CD&R is not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of all shares of Common Stock held by CD&R. As such, the beneficial ownership reported in this Item 5 excludes 21,561,039 shares of Common Stock held by CD&R as of the date of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

This Amendment No. 2 amends Item 6 of the Original Schedule 13D by inserting the following after the fifth paragraph of Item 6 of the Original Schedule 13D:

The summary of the February 2017 Underwriting Agreement set forth in Item 4 is generalized, does not purport to be complete and is qualified in its entirety by reference to the full text of the February 2017 Underwriting Agreement, included as Exhibit 4F, which is incorporated herein by reference.

The summary of the February 2017 Lock-Up Agreement set forth in Item 4 is generalized, does not purport to be complete and is qualified in its entirety by reference to the full text of the February 2017 Lock-Up Agreement, included as Exhibit 4G, which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit 2	Information regarding the Instruction C persons.

Exhibit 4A	Stock Purchase Agreement, dated as of June 1, 2015, among Univar Inc., Dahlia Investments Pte. Ltd., and Univar N.V. (incorporated by reference to Exhibit 10.65 to the Amendment No. 6 to Registration Statement on Form S-1 of the Issuer, filed with the SEC on June 8, 2015).

Exhibit 4B	First Amendment to the Stock Purchase Agreement, dated as of June 19, 2015, among Univar Inc., Dahlia Investments Pte. Ltd., and Univar N.V. (previously filed as an exhibit to the Original Schedule 13D).

Exhibit 4C	Fourth Amended and Restated Stockholders Agreement, dated June 23, 2015, among the Issuer, CD&R Univar Holdings L.P., Univar N.V., Dahlia Investments Pte. Ltd. and the other stockholders party thereto (previously filed as an exhibit to the Original Schedule 13D).

Exhibit 4D	Underwriting Agreement, dated December 12, 2016, among Univar Inc., Dahlia Investments Pte. Ltd., CD&R Univar Holdings, L.P. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Univar Inc.’s Current Report on Form 8-K, filed with the SEC on December 15, 2016).

Exhibit 4E	Form of Lock-Up Agreement (included in Exhibit 4D as Annex I).

Exhibit 4F	Underwriting Agreement, dated January 31, 2017, among Univar Inc., Dahlia Investments Pte. Ltd., CD&R Univar Holdings, L.P. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Univar Inc.’s Current Report on Form 8-K, filed with the SEC on February 3, 2017).

Exhibit 4G	Form of Lock-Up Agreement (included in Exhibit 4F as Annex I).

Exhibit 7	Joint Filing Agreement, dated as of July 6, 2015, by and among the Reporting Persons (previously filed as an exhibit to the Original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2017

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo
	Name:	Christina Choo
	Title:	Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Cheong Kok Tim
	Name:	Cheong Kok Tim
	Title:	Director

THOMSON CAPITAL PTE. LTD.

By:	/s/ Poy Weng Chuen
	Name:	Poy Weng Chuen
	Title:	Director

DAHLIA INVESTMENTS PTE. LTD.

By:	/s/ Poy Weng Chuen
	Name:	Poy Weng Chuen
	Title:	Director